P.E. 12/31/01

0-12672

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December, 2001

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Releases announcing that (1) the United States District Court for the District of Virginia has dismissed the securities action filed against ECI Telecom, without prejudice and (2) the Board of Directors of ECI Telecom has decided to appoint David Ball, the former Chairman of Nortel plc, as Chairman of the Board of ECI Telecom and that ECI is in advanced negotiations to raise $50 million in a private placement of ECI Telecom ordinary shares.

NYOLIB1\RHG\176186.01

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: /s/ Richard H. Gilden
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: December 7, 2001

Securities Class Action Against ECI Telecom Dismissed

PETAH TIKVA, Israel--(BUSINESS WIRE)--Nov. 27, 2001--ECI Telecom Ltd. (NASDAQ: ECIL - news) today announced that the United States District Court for the District of Virginia has dismissed the securities class action filed against the Company, without prejudice.

On November 9, 2001, the Court had dismissed the claims in that case against ECI Telecom's President and CEO, Doron Inbar, former Chief Financial Officer, Avi Ben-Assayag and Chairman of the Board of ECI Telecom, Jonathan Kolber, also without prejudice.

As a result, the entire case has now been dismissed without prejudice. Plaintiffs' claims had been brought under Sections 10(b) and 20(a) of the Securities Act of 1934. The Court stated that plaintiffs failed to allege their claims with the requisite specificity and that they did not adequately allege that defendants possessed the requisite state of mind for a securities fraud action.

The Court permitted Plaintiffs to file an amended complaint on or before December 3, 2002. According to the Order issued by the Court, if no amended complaint is filed by that date, the dismissal will convert to a dismissal with prejudice. Plaintiffs may appeal the decision on or before December 21, 2001.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, the ultimate success of the de-merger process, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
ECI Telecom Ltd.
Kim Kelly, +972/3-926-6092
Kim.Kelly@ecitele.com

DAVID BALL TO BECOME CHAIRMAN OF THE BOARD OF ECI TELECOM

ECI Telecom also in Advanced Negotiations to Raise $50 Million in a Private Placement

PETAH TIKVA, Israel—December 4, 2001--ECI Telecom Ltd. (Nasdaq: ECIL - news) today announced that the Board of Directors of ECI Telecom has accepted the recommendation of Jonathan Kolber, Chairman of the Board of ECI Telecom, to appoint David Ball, former Chairman of Nortel plc, Chairman of ECI in his stead. Jonathan Kolber will remain on the Board and will continue to act as Chairman of the Executive Committee.

David Ball brings vast experience and a successful track record in all aspects of corporate management including acquisitions, joint ventures, corporate turnarounds, and new business and product development. He has served on the boards of over fifty companies in Europe, the USA, Africa and the Middle and Far East. Mr. Ball has over twenty years experience in various Chief Executive positions. He has held senior executive positions at Nortel including, among others, Senior Vice President of Nortel, Chairman of Nortel plc and affiliated companies, and President and CEO of Nortel Public Carrier Networks, Europe. A Chartered Engineer, Mr. Ball was elected a Fellow of the Royal Academy of Engineering in 1998.

ECI is also announcing today that it is in advanced negotiations with a group of investors for a $50 million private placement of ECI Telecom ordinary shares. The group is negotiating to invest at a price per share of $3.80, which reflects a premium over the average share price of the last 30 trading days. The investment agreement is expected to be finalized and presented to the Board of Directors of ECI Telecom shortly. Shareholder approval may be required for certain aspects of the agreement.

The investment group consists of Isal Amlat Investments Ltd., an investment company that is publicly-traded in Israel and other entities affiliated with Shlomo Dovrat, and entities affiliated with the Ofer Brothers in Israel. ECI management believes that in addition to strengthening the Company's capital base, the prospective investors bring significant strategic strengths to ECI Telecom.

Jonathan Kolber, current Chairman of the Board of Directors of ECI Telecom, said, "The deep crisis in the telecommunications equipment industry has had a major impact on suppliers of telecommunications equipment, including ECI. It has been a difficult year, but after considerable effort, we have been able to improve our performance and stabilize our situation as reflected in our recent third quarter results. I believe this is an ideal time to enrich the Board by bringing in a prominent figure from the industry. It is also an appropriate time to expand the capital base of the

Company with investors who bring considerable operating and strategic expertise. I am confident that these new assets will contribute to making ECI a leading supplier of telecom equipment. Finally, I, together with Clal, the Board of Directors of ECI and our prospective investors, reaffirm our complete confidence in the leadership of Doron Inbar who will remain President and CEO."

Shlomo Dovrat has extensive experience in investing in and leading high technology companies from inception to initial public offering or sale. He was the founder of Tecnomatix (NASDAQ: TCNO) and has served as its CEO and Chairman. He has led many successful acquisitions and both private and public offerings. Mr. Dovrat is a founding General Partner of Carmel Ventures, a $171 million, Israel-based venture capital fund whose limited partners include, among others, Citigroup, Partners Group, Swiss Life, AOL Time Warner and Siemens. Shlomo Dovrat is expected to actively contribute to ECI's management and Board in its strategic thinking and positioning of ECI.

The Ofer Brothers Group is one of Israel's largest holding groups active in hi-tech, shipping, banking, real-estate, chemicals, energy and other areas. The Group has extensive experience in the management of international companies including Zim Israel Navigation Company, Tower Semiconductors, and Israel Chemicals. The Ofer Brothers have been involved in many successful private and public offerings and manage and control venture capital funds. Ofer Brothers CEO, Udi Angel, who is Chairman of Zim Israel Navigation Company and Yozma Venture Capital Fund Ltd., will join the Board of Directors of ECI Telecom.

The investors will undertake not to dispose of their shares for a minimum one year period with further limitations extending for an additional term.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, the ultimate success of the de-merger process, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Kim Kelly +972-3-926-6092, Email: kim.kelly@ecitele.com